February 29, 2008

BY EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Mail Stop 6010

Washington, D.C. 20549

United States

Re: Crucell N.V. (“Crucell” or the “Company”) Annual Report on Form 20-F

for the Fiscal Year Ended December 31, 2006 (File No. 000-30962)

Dear Mr. Rosenberg,

Following the phone conversation between Mr. Joel Parker of the Securities and Exchange Commission and Onno Krap (VP Finance) and Marc Hermans (Finance Compliance Manager) of the Company on February 19, 2008, the Company herewith submits the following supplemental information with respect to the matters discussed during the phone conversation.

Classes of assets included in the impairment

The impairment of € 19,568,000 represents not only the carrying value of the buildings as at December 31, 2006, but also includes the carrying value of the equipment installed in the buildings. The table below sets out the carrying value for these categories as at December 31, 2006.

	Carrying value (€ ‘000)%

Buildings	7,746	39.6%
Equipment	11,822	60.4%
Total	19,568	100%

Measure used to determine the fair value of the buildings and equipment.

IFRS 3 “Business Combinations” requires an acquirer to recognize the acquiree’s identifiable assets, liabilities and contingent liabilities that satisfy the relevant recognition criteria at their fair values at the acquisition date. The Company acknowledges that, in accordance with IFRS 3 Appendix B, Item 16 (e), acquired land and buildings, are generally recorded using market values as the measure of fair value. However, in this case, the Company concluded that it was appropriate to follow the guidance in Appendix B, Item 16(f). Appendix B, Item 16 (f) states that “for plant and equipment, the acquirer shall use market values, normally determined by appraisal. If there is no market-based evidence of fair value because of the specialized nature of the item of plant and equipment and the item is rarely sold, except as part of a continuing business, an acquirer may need to estimate fair value using an income or a depreciated replacement cost approach”.

Based on the following factors, the Company's management (Management) concluded that Appendix B, Item 16(f) was the appropriate guidance to apply to the buildings and equipment installed therein:

•	The equipment is installed in the buildings in a manner that it is not possible to separate the equipment from the building without major construction work.
•

At the time of the acquisition, the fair value of the buildings themselves represented approximately 40% of the aggregated fair value of the buildings and equipment, with the majority of the aggregate fair value represented by the equipment in the buildings.

•	The buildings with the installed equipment are specifically designed for biotechnology purposes.
•	Marketability of the buildings is limited by the fact that the building is located in the middle of our campus located in Bern, Switzerland, which limits access by third parties.

Due to the specialized nature of these buildings and equipment and restrictions to the marketability of these buildings to third parties, Management concluded there was no reliable market-based evidence to support a fair value. Consequently Management determined the fair value of the buildings based on an income-based approach.

Changes in circumstances since June 30, 2006 financial reporting

As set forth in our letter dated December 21, 2007, Management determined IFRS paragraph 3.62 was not applicable because the assigned values for these buildings were not determined on a provisional basis at the end of the period in which the business combination was effected. Instead, the purchase price allocation was finalized and reflected in the financial reporting for the period ended June 30, 2006. However, at the end of 2006 the following events occurred that Management considered to be indicators of impairment:

.

•	In December 2006, Management decided to focus the Company’s worldwide R&D activities in Leiden, as well as limit the Company’s contract manufacturing activities.
•

By January 2007, Management concluded that the buildings were not suitable for alternative uses as there were neither existing nor planned product development programs or contract manufacturing opportunities with characteristics that allowed efficient production in either of the buildings.

•	Management had ongoing discussions with potential buyers until January 2007, which finally ended without the potential buyers electing to purchase either of the buildings.

Management believed there was evidence that the buildings were impaired, conducted an impairment review and determined the buildings’ recoverable amount was nil. Under IFRS, recoverable amount is defined as the higher of fair value less costs to sell and the value in use. The value-in-use is an income based approach. In absence of any development program or contract manufacturing opportunities, the income-based approach rendered a recoverable amount of nil. The outcome of the fair value less costs to sell was also assessed at nil. Consequently, the complete carrying value of € 19,568,000 relating to the buildings and the installed equipment were impaired as a whole.

Disclosure of impairment reviews of tangible fixed assets in future filings

The Company has set forth below under the heading “Disclosure Format Information” its proposed revisions to the format of disclosure of its impairment review of tangible fixed assets under “Item 5. Operating and Financial Review and Prospects – Critical Accounting Policies – Impairment reviews of property, plant and equipment, intangible assets and goodwill” in its future filings on Form 20-F.

Disclosure format information

For property, plant and equipment and intangible assets, Crucell assesses at each reporting date whether there is an indication that an asset may be impaired. If there is an indication of impairment, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset’s recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In the year ended December 31, 2006, an impairment loss of € 19,568,000 was recognized for two buildings, including installed equipment that were acquired in the business combination with Berna Biotech AG (Berna). Both buildings are located in Switzerland. Berna performed contract manufacturing and conducted a candidate vaccine development program in those buildings. The development of the candidate vaccine and the contract manufacturing were phased out during 2006. The buildings are specially configured for biotechnology purposes and it is impractible to separate the equipment from the buildings. Since there was no direct use for these buildings for any of the Company’s other activities, no market for the sale of the buildings to third parties and no expectation that these buildings could be utilized in the foreseeable future, an impairment was recorded for the total carrying amount of € 19,568,000 as at December 31, 2006.

We trust that our responses adequately address the Staff's comments. If the Staff has any questions concerning this letter or requires further assistance, please to not hesitate to contact the undersigned, Mr. Leon Kruimer (ph +31 71 519 9230; fax +31 71 519 9800; email: leon.kruimer@crucell.com).

Leonard Kruimer

/s/ Leonard Kruimer

Chief Financial Officer

Crucell N.V.